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                              May 14, 2024

       Daniyel Erdberg
       Chief Executive Officer
       Safe Pro Group Inc.
       18305 Biscayne Blvd. Suite 222
       Aventura, FL 33160

                                                        Re: Safe Pro Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 17,
2024
                                                            CIK No. 0002011208

       Dear Daniyel Erdberg:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Company, page 1

   1. Please revise to provide a diagram of your organizational structure and disclose, if true, that you are a holding
company operating through your three subsidiaries Safe Pro AI
                                                        LLC, Safe-Pro USA LLC,
and Airborne Response Corp. Please clarify whether these
                                                        subsidiaries are
wholly-owned, and briefly describe how the three business units are managed and operate,
both together and as separate businesses.
   2. We note your disclosure in the risk factor on page 6 that "[f]or the years ended December
                                                        31, 2023, and 2022, we
have incurred net losses of approximately $6.3 million and $0.5 million, respectively,"
and "[a]s of December 31, 2023, we had an accumulated deficit of approximately $6.8
million." Please revise the description of your business in your prospectus summary to
note your net losses and accumulated deficit as of the date of the
 Daniyel Erdberg
Safe Pro Group Inc.
May 14, 2024
Page 2
         financial statements included in your filing.
The Offering
Representative Warrants, page 4

3. Please revise your cover page to disclose, as you do here, that "[t]he Representative
         Warrants and the underlying shares of common stock are registered on the registration statement of which this prospectus is a part," and describe the material terms of the
         Representative Warrants.
Risk Factors
Risks Related to Our Business and Industry
We lack an established operating history . . ., page 6

4. We note your disclosure that "[w]hile Safe-Pro USA LLC has conducted business operations since 2008 and Airborne Response Corp. has conducted business operations since 2016, they were later combined under Safe Pro Group on June 7, 2022, and August
         29, 2022, respectively." Please tell us why you have not included your other operating unit, Safe Pro AI LLC, in your discussion in this risk factor.
If critical components or raw materials used to manufacture our products become scarce or unavailable . . ., page 9

5. We note that you rely on a limited number of suppliers for the raw materials and hardware components necessary to manufacture your products, and your disclosure that, from time to time, shortages in allocations of components and materials have resulted in delays in filling orders. Please disclose the cause of these shortages and the effect of the delays in filling orders on the company, if material. We further note that you have not entered into any long term agreements with these suppliers. Please disclose any steps the company has taken in order to mitigate the risk of supply chain disruptions. Certain key customers may bolster their in-house aerial drone capabilities thereby reducing dependency on our services., page 10

6. You disclose that "[l]arge customers representing a significant portion of our revenue may expand their capabilities to provide aerial managed services via in-house UAS fleets and flight teams resulting in diminishing use of our service contracts." Please revise your disclosure to discuss the consequences to your business of these customers expanding their capabilities to provide aerial managed services. Discuss any other risks related to this
FirstName LastNameDaniyel Erdberg
       customer concentration. In addition, please identify the portion of your total revenue for
Comapany    NameSafe
       the financial    Pro Group
                     periods       Inc. in your filing attributable to these
large customers, and
                              presented
May 14,disclose  whether
          2024 Page  2 you have any contracts or agreements with these customers.
FirstName LastName
 Daniyel Erdberg
FirstName  LastNameDaniyel Erdberg
Safe Pro Group Inc.
Comapany
May        NameSafe Pro Group Inc.
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May 14,
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Sales to customers outside the United States or with international operations expose us to risks inherent in international sales., page 10

7. We note your disclosure referencing "some of [y]our business partners." In an appropriate place in your filing, please describe your current partnerships, including any material partnership agreements and their terms.
Some of our products may be subject to governmental regulations . . ., page 10

8. Please revise your disclosure to clarify the significance of members of your management
         being registered with the Defense Trade Controls Compliance ("DTCC   )
program with
         the United States Department of State.
Use of Proceeds, page 20

9. We note your disclosure here that the proceeds of this offering will be used "for working capital and general corporate purposes." We also note your disclosure on page 4 that "[w]e intend to use the net proceeds of this offering for the repayment of outstanding indebtedness and payables, working capital and general corporate purposes." Finally, we note your disclosure on page 11 that you intend to continue to pursue potential strategic transactions. Please revise your disclosure to provide the estimated amount of proceeds you will use for the repayment of indebtedness, payable, working capital, and general corporate purposes. For proceeds that will be used to repay indebtedness, set forth the interest rate and maturity of such indebtedness, and if the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. If you intend to use a portion of the proceeds to pursue potential strategic transactions, please disclose the amount of proceeds you intend to use for this purpose and identify the strategic transaction. Refer to Item 504 of Regulation S-K, including Instruction 4.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 22

10. We note your statement on page 22 that "[o]n March 9, 2023, Safe Pro Group Inc.
         acquired Demining Development LLC," and "[o]n August 30, 2023, the Company filed an amended and restated Articles of Organization to change its name to Safe Pro AI LLC."
         We also note your disclosure on page 2 that "[o]n March 9, 2023, we acquired Safe Pro AI
         LLC, the developer of award-winning AI, ML and computer vision systems." Please revise your disclosure for consistency, including by revising this section to clarify, if true, that you acquired Demining Development LLC on March 9, 2023, which later effected a name change.
 Daniyel Erdberg
FirstName  LastNameDaniyel Erdberg
Safe Pro Group Inc.
Comapany
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Critical Accounting Policies
Revenue recognition, page 27

11. Revise to disclose if you offer any warranties on your products and, if so, how you account for those obligations.
Business
Overview, page 30

12. Given that you operate in certain industries that appear to require technical expertise and under certain circumstances, certification of remote pilots, clarify the requisite qualifications for personnel who are employed in each of your three business units. Make conforming changes to your disclosure in your "Employees" section, as appropriate. In addition, clarify whether you rely on third-party owned drones or maintain your own.
Our Growth Strategy, page 31

13. We note your statement on page 32 that you are "targeting multiple multi-billion-dollar markets." In addition, in your discussion of potential opportunities, you disclose the sizes of certain global markets, potential market growth rates, certain international conflicts, and regions. Please revise your disclosure to clarify the current markets in which the company operates and the company's relevant market share as this relates to your disclosures regarding the size of the the AI image recognition market, the global drone services market, the global market size of public safety drones industry, the global body armor market, and the armor industry. Please also provide timelines for the expansion of the company's operations into these global markets, and if this expansion is not planned for the near future, please clarify how this information is relevant to the company's current goals.
14. Where you discuss intended growth plans, including certain technologies, products, services, and capabilities, please provide a timeline for the intended completion and commercialization of your products. For example, where you disclose that "[t]he
         Company intends to utilize Safe Pro AI   s technology, which enables
the capture and rapid
         processing of large amounts of visual imagery to create new high-fidelity maps and data outputs utilizing AI and proprietary datasets for customers to analyze their existing data,"
         please disclose the timeline by which you expect to be able to provide these outputs to customers.
15.      We note that the data you reference from the Grand View Research and
Stratview
         Research studies include expected CAGRs beginning in 2022 and 2023, respectively.
         Please disclose whether the projected growth rates have been accurate to date. Please also disclose whether these studies, or any other studies referenced in your registration statement, were commissioned by the company.
 Daniyel Erdberg
FirstName  LastNameDaniyel Erdberg
Safe Pro Group Inc.
Comapany
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Our Competition, page 33

16. We note the disclosure of "key competitive factors" that will impact your success. Please provide further detail describing how the company intends to compete on the basis of these factors for each of the sectors in which it operates.
Our Customers, page 33

17. Please revise your disclosure to include the material terms of your multi-year contracts.
         To the extent these contracts are material to your business, please identify the specific, material contracts and related counterparties, disclose their material terms, and file these contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-
         K. Alternatively, please provide us with you legal analysis as to why you believe you are not required to file these contracts.
18. We note your disclosure here and throughout the filing referencing a significant near-term opportunity in Ukraine. Please revise your disclosure to describe the status of your efforts to pursue this opportunity, including any steps you have taken thus far to engage with any customers.
Supplier Concentration, page 33

19. We note your disclosure that during fiscal 2022 and 2023, you purchased substantially all of your inventory from four suppliers. Please identify these suppliers. See Item
         101(h)(4)(v) of Regulation S-K. Please also provide risk factor disclosure describing the risks related to this supplier concentration.
Intellectual Property, page 34

20. We note your disclosures that your success is dependent upon protecting intellectual property; that you "maintain a program designed to identify technology that is appropriate for patent and trade secret protection" and "file patent applications in the United States and, when appropriate, certain other countries for inventions that we consider significant;"
         and "[a]s of March 31, 2024, we also had two patent applications pending in the United
         States and foreign jurisdictions," and no patents granted in the United States. Please clarify whether the two pending patent applications are the only patent applications you have outstanding, and whether you currently hold any other patents, including those that you may have acquired. If applicable, please provide more information about the relevant patents, trademarks, licenses and your reliance upon copyright, trade secret and intellectual property laws, including the patent number, type of patent protection granted, the expiration year of each patent held, and the jurisdiction of each patent. Refer to Item
         101(c)(1)(iii) of Regulation S-K.
Research and Development, page 34

21. Please expand your disclosure here to provide additional detail describing your current
 Daniyel Erdberg
FirstName  LastNameDaniyel Erdberg
Safe Pro Group Inc.
Comapany
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         research and development efforts. In this regard, we note your disclosure on page 8 that you continue to make significant investments in research and development relating to your technologies and products, on page 23 that you expect your research and development costs to continue to increase as you develop new products and modify existing products to meet the changes within the telecom landscape, and on page 25 that the increase in research and development expenses for fiscal 2023 were primarily attributable to your development of advanced artificial intelligence-powered object detection and data analysis and reporting tools for hyper-scalable, cloud-based processing of drone imagery.
Regulation, page 35

22. Please revise your disclosure to provide a more complete discussion of the regulations that are material to your business, including the industries in which you operate your three business units and all of the geographic locations in which you operate. You should describe the relevant regulations, and explain how they impact your current and planned operations. To the extent material, please also include regulations related to the potential markets and industries in which you intend to operate. Refer to Item 101(h)(4)(ix) of
         Regulation S-K. Make conforming changes to your risk factor disclosure, where appropriate.
Principal Stockholders, page 45

23. Please identify the natural person(s) who have voting and investment control of the shares beneficially owned by RealtyFolio LLC.
Certain Relationships and Related Party Transactions, page 46

24. We note your disclosure here describing certain agreements and amendments thereto related to your acquisitions of Safe-Pro USA LLC and Airborne Response Corp.
         Please file these agreements and any agreement(s) related to your acquisition of Safe-Pro
         AI LLC as exhibits to your registration statement or tell us why you believe you are not required to do so. See Item 601 of Regulation S-K. As a related matter, in an appropriate place in your filing, please describe the terms of the acquisitions of each of your three business units, including the merger consideration and parties. Acquisition Related - Due to Related Party
Safe-Pro USA LLC, page 46

25. Please expand your disclosure in this section to discuss the material terms of the Exchange
         Agreement, including a more detailed description of why the company agreed to assume a liability due to the former member of Safe-Pro USA and current President of Safe-Pro
         USA. Provide additional detail describing the terms of amendments to the agreement, including the Fifth Amendment to Exchange Agreement. In addition, please identify the
         "Safe-Pro USA preacquisition members," and identify the company owned by the preacquisition members that paid certain expenses and wages on behalf of the company
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         and was reimbursed for these expenses. Please clarify the total amount of expenses advanced, because your current disclosure as written appears to indicate that the company repaid more funds than were advanced for the disclosed financial periods. As a related matter, please revise your discussion of Liquidity and Capital Resources on page 46 to include a discussion of the liabilities incurred related to these related party transactions with Safe-Pro USA.
Related Party Accrued Compensation and Expenses , page 47

26. Please clarify whether listing on the Chicago Board of Options Exchange would be considered a "National Market Exchange" for purposes of the company's compensation of Anjali Borkar.
Safe Pro Group. Inc. Consolidated Financial Statements for the Years Ended December 31, 2023
and 2022
Consolidated Statements of Operations, page F-33

27. Please address the following comments related to your consolidated statements of operations:

                Revise to separately disclose revenues and costs from products and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.
                Tell us whether your cost of sales as currently presented exclude related depreciation and amortization allocation. If a material amount is excluded, please clearly label it
              as    Cost of goods sold (exclusive of depreciation and
amortization shown separately
              below)". Please also refrain from using the term gross profit if that item is not fully loaded with all costs of sales. Refer to SAB Topic 11B.
Note 3. Acquisitions, page F-44

28. For the acquisitions of Safe Pro USA and Airborne Response, we see that you valued the preferred stock issued as consideration "based on an independent valuation of the fair value" of the businesses on the measurement dates. Please tell us the nature and extent of
         the specialist   s involvement and whether you believe the specialist
was acting as an expert
         as defined under Section 11(a) of the Securities Act of 1933 and
Section 436(b) of
         Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.
29. Revise to disclose how you are accounting for the contingent consideration for the Safe
         Pro USA acquisition. We see that you will issue common stock equal to $2,500,000 after the Company has listed its common shares for trading on a national market system exchange and that those shares vest upon the Company achieving $5,000,000 in revenue through the sale of Safe-Pro USA manufactured products calculated on a trailing twelve-
         month basis. Reference ASC 805-30-25-5.
 Daniyel Erdberg
Safe Pro Group Inc.
May 14, 2024
Page 8
General

30. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameDaniyel Erdberg                           Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameSafe Pro Group Inc.
                                                            Services
May 14, 2024 Page 8
cc:       Cavas S. Pavri
FirstName LastName